SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files on

September 26, 2013

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Commission File Number: 0-29374

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .........X........ Form 40-F.................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .......

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-136811 and 333-179689) OF EDAP TMS S.A. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Explanatory Note

Operating and Financial Review and Prospects and Unaudited Consolidated Interim Financial Statements for the six months ended and as of June 30, 2013

The following discussion of our results of operations and liquidity and capital resources for the six months ended June 30, 2013 is based on, and should be read in conjunction with the unaudited consolidated interim financial statements and the notes thereto included in this report on Form 6-K. The unaudited consolidated interim financial statements have been prepared in accordance with U.S. GAAP and refer to the new topic-based FASB Accounting Standards Codification (“ASC”).

The unaudited consolidated interim financial statements filed in this report on Form 6-K supplements the unaudited financial information furnished on Form 6-K on August 28, 2013.

Operating and Financial Review and Prospects for the six months ended and as of June 30, 2013

Operating Results

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

	Six months ended	Six months ended
(in millions of euros)	June 30, 2013	June 30, 2012

Total revenues	10,4	11,0
Total net sales	10,4	11,0
Of which HIFU	2,3	2,4
Of which UDS	8,1	8,5
Total cost of sales	(6,6)	(6,7)
Gross profit	3,8	4,3
Gross profit as a percentage of total net sales	36.7%	39.2%
Total operating expenses	(6,5)	(6.2)
Loss from operations	(2,6)	(1.9)
Net income (loss)	(4,1)	(5.9)

Total  revenues.

Our total revenues decreased 4.9% from €11.0 million in the first half of 2012 to €10.4 million in the first half of 2013, principally due to the negative impact of the Japanese Yen/Euro exchange rate variations.

UDS division. The UDS division’s total revenues decreased 5.4% from €8.5 million in the first half of 2012 to €8.1 million in the first half of 2013, mostly due to currency exchange rates impacts.

The UDS division’s net sales of medical devices decreased 10.2% from €4.8 million in the first half of 2012 to €4.3 million in the first half of 2013 with 18 lithotripsy devices sold in the first half of 2013 compared to 19 lithotripsy devices sold in the first half of 2012.

Net sales of UDS-related consumables, spare parts, supplies, leasing and services increased 0.8% from €3.8 million in the first half of 2012 to €3.8 million in the first half of 2013.

HIFU division. The HIFU division’s total revenues decreased 2.9% to €2.4 million in the first half of 2013 as compared to €2.4 million in the first half of 2012.

The HIFU division’s net sales of medical devices increased 144% to €0.4 million in the first half of 2013, as compared to €0.2 million in the first half of 2012. We sold one Ablatherm unit in the first half of 2013 and one used Ablatherm unit in the first half of 2012.

Net sales of HIFU-related consumables, spare parts, supplies, leasing and services decreased 13.5% to €2.0 million in the first half of 2013 from €2.3 million in the first half of 2012.

Cost of sales.

Cost of sales decreased 0.9% from €6.7 million in the first half of 2012 to €6.6 million in the first half of 2013, and represented 63.3% of net sales in the first half of 2013, up from 60.8% net sales in the first half of 2012.

Operating expenses.

Operating expenses increased 3.8%, or €0.2 million, from €6.2 million in the first half of 2012 to €6.5 million in the first half of 2013 and included a favorable foreign exchange impact of €0.3 million. Without the effect of the FDA PMA trials, operating expenses decreased €48 thousand or 0.8%.

Research and Development expenses increased €16 thousand, or 1.0%.

Marketing and Sales expenses increased €0.1 million, or 4.6%.

General and Administrative expenses increased €0.1 million, or 4.9%.

Operating loss.

As a result of the factors discussed above, we recorded a consolidated operating loss of €2.6 million in the first half of 2013 as compared to a consolidated operating loss of €1.9 million in the first half of 2012.

We realized an operating loss in the HIFU division of €0.5 million in the first half of 2013, a decrease of 0.4 million from the first half of 2012, and an operating loss in the UDS division of €0.7 million in the first half of 2013, as compared to an operating profit of €46 thousand in the first half of 2012.

Financial (expense) income, net.  Financial (expense) income net was an expense of €0.6 million in the first half of 2013, including €0.4 million in expense due to fair value adjustments of the debentures and outstanding warrants, compared with an expense of €3.9 million in the first half of 2012, including €3.6 million of expense due to the 2012 Exchange Offering and adjustment of the convertible debt and related warrants to fair value.

Foreign currency exchange gains (loss), net. In the first half of 2013, we recorded a net foreign currency exchange loss of €0.8 million, compared to a loss of €11 thousand in the first half of 2012.

Other income (expense), net. Other income (expense) was an income of €1 thousand in the first half of 2013 and an income of €40 thousand in the first half of 2012.

Income taxes. Income tax was an expense of €61 thousand in the first half of 2013, compared to an expense of €25 thousand in the first half of 2012.

Net income (loss).

As a result of the above, we realized a consolidated net loss of €4.1 million in the first half of 2013 compared with a consolidated net loss of €5.9 million in the first half of 2012.

Liquidity and Capital Resources

	Six months ended	Six months ended
(in thousands of euros)	June 30, 2013	June 30, 2012

Net cash used in operating activities	(2,228)	(24)
Net cash used in investing activities	(1,467)	(2,117)
Net cash provided/(used) in financing activities	1,584	1,830
Net effect of exchange rate changes	412	(34)
Net increase/(decrease) in cash and cash equivalents	(1,699)	(345)
Cash and cash equivalents at the beginning of the period	7,041	4,900
Cash and cash equivalents at the end of the period	5,342	4,555

Total cash and cash equivalents, and short-term investments as of June 30	7,373	8,068

Our cash position as of June 30, 2013 was €7.4 million (including €2.0 million of short-term treasury investments), compared to €8.1 million (including €3.5 million of short-term treasury investments), as of June 30, 2012. We experienced negative cash flows of €1.7 million and €0.3 million in the first half of 2013 and 2012, respectively.

In 2013, net cash used in operating activities was €2.2 million compared with net cash used in operating activities of €24 thousand in the first half of 2012.

In the first half of 2013, net cash used in operating activities reflected principally:

-	a net loss of €4.1 million;
-
the elimination of €1.2 million of net expenses without an effect on cash, including €0.4 million of depreciation and amortization, €0.4 million of change in long-term provisions and €0.4 million due to variation of the fair value of financial instruments (debentures and warrants);

-	a decrease in trade accounts receivable of €3.0 million;
-	an increase in inventories of €1.1 million;
-	a decrease in payables of €1.5 million;
-	a decrease in prepaid expenses of €0.1 million; and
-	an increase in other current liabilities of €0.2 million.

In the first half of 2012, net cash used in operating activities reflected principally:

-	a net loss of €5.9 million;
-
the elimination of €4.2 million of net expenses without an effect on cash, including €0.5 million of depreciation and amortization, €0.2 million of change in long-term provisions and €3.6 million due to variation of the fair value of financial instruments (debentures and warrants);

-	a decrease in trade accounts receivable of €3.3 million;
-	an increase in inventories of €0.6 million;
-	a decrease in payables of €1.4 million;
-	a decrease in prepaid expenses of €0.1 million; and
-	an increase in other current liabilities of €0.2 million.

In the first half of 2013, net cash used in investing activities was €1.4 million compared with net cash used of €2.1 million in investing activities in the first half of 2012.

Net cash used in investing activities of €1.4 million in the first half of 2013 reflected mainly investments of €0.4 million in capitalized assets produced by the Company and acquisitions of short-term treasury investments of €1.0 million.

Net cash used in investing activities of €2.1 million in the first half of 2012 reflected mainly investments of €0.2 million in capitalized assets produced by the Company and acquisitions of short-term treasury investments of €1.9 million.

In the first half of 2013, net cash provided in financing activities was €1.6 million compared with net cash used by financing activities of €1.8 million in the first half of 2012.

In the first half of 2013, these activities reflected principally the €8.6 million increase in capital related to the May 2013 Private Placement, repayment of the outstanding long term debentures for €6.1 million, repayment of capital lease obligations totaling €0.4 million, and a decrease of €0.5 million in bank overdrafts.

In the first half of 2012, these activities reflected principally the €4.0 million increase in capital related to the March 2012 Private Placement, repayment of long term borrowings for €2.0 million, repayment of capital lease obligations totaling €0.3 million, and an increase of €0.1 million in bank overdrafts.

Interim Unaudited Financial Statements for the six months ended and as of June 30, 2013

Index

Consolidated Balance Sheets (Unaudited) as of June 30, 2013 and December 31, 2012	7

Consolidated Statement of Income (Unaudited) for the periods ended June 30, 2013 and 2012	8

Consolidated Statement of Shareholders' Equity (Unaudited) for the period ended June 30, 2013	9

Consolidated Statements of Cash Flows (Unaudited) for the periods ended June 30, 2013 and 2012	10

Notes to Consolidated Interim Financial Statements	11

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of June 30, 2013 (unaudited) and December 31, 2012
(in thousands of euros unless otherwise noted)

ASSETS	Notes	06-30-2013	12-31-2012
Current assets
Cash and cash equivalents	2	5,342	7,041
Current portion of net trade accounts and notes receivable		7,577	11,148
Other receivables		1,131	842
Inventories	3	5,060	4,263
Deferred tax assets		29	32
Other assets, current portion		300	367
Short-term investment	2	2,030	1,036
Total current assets		21,470	24,729
Property and equipment, net		2,055	2,035
Intangible assets, net		53	71
Goodwill		2,412	2,412
Deposits		438	396
Other non-current assets		513	801
Total assets		26,939	30,444
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable		4,762	6,336
Deferred revenues, current portion		985	885
Social security and other payroll withholdings taxes		716	729
Employee absences compensation		529	473
Other accrued liabilities		1,903	1,940
Short-term borrowings	4	1,552	2,095
Current portion of capital lease obligations	5	303	459
Current portion of long-term debt	6	152	207
Total current liabilities		10,902	13,124
Deferred revenues, non current		-	79
Capital lease obligations, non current	5	468	494
Non convertible debentures carried at fair value	6	-	4,416
Financial instruments carried at fair value	6	3,413	1,754
Long-term debt, non current	6	312	415
Other long-term liabilities		1,937	1,999
Total liabilities		17,032	22,282
Shareholders’ equity
Common stock, €0.13 par value; 22,171,198 shares issued and 21,789,670 shares outstanding; 18,753,757 shares issued and 18,372,229 shares outstanding at June 30, 2013 and at December 31, 2012, respectively		2,882	2,438
Additional paid-in capital		51,209	45,791
Retained earnings		(39,648)	(35,569)
Cumulative other comprehensive loss		(3,365)	(3,327)
Treasury stock, at cost; 381,528 shares at June 30’13 & at Dec.31, 2012		(1,172)	(1,172)
Total shareholders’ equity		9,907	8,161
Total liabilities and shareholders’ equity		26,939	30,444

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
For the periods ended June 30, 2013 and 2012
(in thousands of euros unless otherwise noted)

	Notes	6 months ended June 30, 2013	6 months ended June 30, 2012
Sales of goods		5,944	6,212
Sales of RPPs & leases		1,970	2,201
Sales of spare parts and services		2,512	2,550
Total sales		10,426	10,963
Other revenues		3	-
Total revenues		10,429	10,963

Cost of goods		(3,612)	(3,575)
Cost of RPPs & leases		(1,122)	(1,243)
Cost of spare parts and services		(1,870)	(1,850)
Total cost of sales		(6,604)	(6,667)

Gross profit		3,825	4,296

Research and development expenses		(1,578)	(1,563)
Selling and marketing expenses		(3,094)	(2,959)
General and administrative expenses		(1,802)	(1,718)
Non-recurring operating expenses		-	-
Loss from operations		(2,649)	(1,943)
Financial (expense) income, net	8	(612)	(3,941)
Foreign currency exchange gain (loss), net		(757)	(11)
Other income (expense), net		1	40
Income (loss) before taxes		(4,017)	(5,855)
Income tax (expense) benefit		(61)	(25)
Net income (loss)		(4,078)	(5,880)
Basic net earnings (loss) per share		(0.21)	(0.32)
Shares outstanding		19,321,827	18,257,273
Diluted net earnings (loss) per share (1)		(0.21)	(0.32)
Diluted shares outstanding (1)		19,321,827	18,619,191

(1)
Due to the net losses in 2012 and 2013, the assumed net exercise of stock options/warrants and stock relating to the convertible bonds in this year was excluded, as the effect would have been anti-dilutive.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the period ended June 30, 2013(unaudited)
(in thousands of euros unless otherwise noted)

	Number of Shares outstanding	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Compre- hensive Income (loss)	Treasury Stock	Total
Balance as of December 31, 2012	18,372,229	2,438	45,791	(35,569)	(3,327)	(1,172)	8,161
Net income				(5,880)			(5,880)
Translation adjustment					(38)		(38)
Warrants and stock options granted			192				192
Capital increase	3,417,441	444	5,226				5,670

Balance as of June 30, 2013	21,789,670	2,882	51,209	(39,648)	(3,365)	(1,172)	9,907

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the periods ended June 30, 2013 and June 30, 2012
(in thousands of euros unless otherwise noted).

	6 months ended June 30, 2013	6 months ended June 30, 2012
Cash flows from operating activities
Net income (loss)	(4,078)	(5,880)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	428	453
Change in fair value	363	3,563
Other Non-cash compensation	208	94
Change in allowances for doubtful accounts & slow-moving inventories	106	83
Change in long-term provisions	(79)	(178)
Net capital loss on disposals of assets	188	233
Deferred tax expense/(benefit)	(36)	(6)
Operating cash flow	(2,900)	(1,638)
Increase/Decrease in operating assets and liabilities:
Decrease/(Increase) in trade accounts and notes and other receivables	3,303	3,128
Decrease/(Increase) in inventories	(1,051)	(633)
Decrease/(Increase) in other assets	(295)	309
(Decrease)/Increase in trade accounts and notes payable	(1,536)	(1,389)
(Decrease)/Increase in accrued expenses, other current liabilities	251	200
Net increase/decrease in operating assets and liabilities	672	1,615
Net cash used in operating activities	(2,228)	(24)
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(392)	(167)
Net proceeds from sale of leased back assets	133	15
Acquisitions of property and equipment	(134)	(63)
Acquisitions of intangible assets		(40)
Acquisitions of short term investments	(995)	(1,942)
Net proceeds from sale of assets		-
Decrease/(Increase) in deposits and guarantees	(79)	79
Net cash used in investing activities	(1,467)	(2,117)
Cash flow from financing activities:
Proceeds from capital increase	5,670	2,200
Proceeds from long term borrowings, net of financing costs	2,950	1,821
Repayment of long term borrowings	(6,114)	(2,030)
Repayment of obligations under capital leases	(379)	(262)
Increase/(decrease) in bank overdrafts and short-term borrowings	(543)	101
Net cash used in financing activities	1,584	1,830
Net effect of exchange rate changes on cash and cash equivalents	412	(34)
Net decrease in cash and cash equivalents	(1,699)	(345)
Cash and cash equivalents at beginning of year	7,041	4,900
Cash and cash equivalents at end of period	5,342	4,555

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1-1 Nature of operations

EDAP TMS S.A. and its subsidiaries (‘‘the Company’’) are engaged in the development, production, marketing, distribution and maintenance of a portfolio of minimally-invasive medical devices for the treatment of urological diseases. The Company currently produces devices for treating stones of the urinary tract and localized prostate cancer. Net sales consist primarily of direct sales to hospitals and clinics in France and Europe, export sales to third-party distributors and agents, and export sales through subsidiaries based in Germany, Italy and Asia.

The Company purchases the majority of the components used in its products from a number of suppliers but for some components, relies on a single source. Delay would be caused if the supply of these components or other components was interrupted and these delays could be extended in certain situations where a component substitution may require regulatory approval. Failure to obtain adequate supplies of these components in a timely manner could have a material adverse effect on the Company’s business, financial position and results of operation.

1-2 Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (‘‘U.S. GAAP’’) requires management to make estimates and assumptions, such as business plans, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1-3 Consolidation

The accompanying consolidated financial statements include the accounts of EDAP TMS S.A. and all its domestic and foreign owned subsidiaries, which include EDAP TMS France SAS, EDAP Technomed Inc., Edap Technomed Sdn Bhd, Edap Technomed Italia S.R.L, EDAP Technomed Co. Ltd. and EDAP TMS Gmbh. Edap Technomed Sdn Bhd was incorporated in early 1997. Edap Technomed Co. Ltd. was created in late 1996.  EDAP TMS Gmbh was created in July 2006. EDAP SA, a subsidiary incorporating HIFU activities merged all of its activity into EDAP TMS France SAS in 2008. All intercompany transactions and balances are eliminated in consolidation

1-4 Revenue recognition

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. The Company provides training and provides a minimum of one-year warranty upon installation. The Company accrues for the estimated training and warranty costs at the time of sale. Revenues related to disposables are recognized when goods are delivered.

Sales of RPPs and leases:

Revenues related to the sale of Ablatherm treatments invoiced on a ‘‘Revenue-Per-Procedure’’ (‘‘RPP’’) basis are recognized when the treatment procedure has been completed. Revenues from devices leased to customers under operating leases are recognized on a straight-line basis.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Sales of spare parts and services:

Revenues related to spare parts are recognized when goods are delivered. Maintenance contracts rarely exceed one year and are recognized on a linear basis. Billings or cash receipts in advance of services due under maintenance contracts are recorded as deferred revenue.

1-5 Shipping and handling costs

The Company recognizes revenue from the shipping and handling of its products as a component of revenue. Shipping and handling costs are recorded as a component of cost of sales.

1-6 Cash equivalents and short term investments

Cash equivalents are cash investments which are highly liquid and have initial maturities of 90 days or less.

Cash investments with a maturity higher than 90 days are considered as short-term investments.

1-7 Accounts Receivables

Accounts receivables are stated at cost net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debt based on our collection efforts, aging of accounts receivables and other known factors.

1-8 Inventories

Inventories are valued at the lower of manufacturing cost, which is principally comprised of components and labor costs, or market (net realizable value). Cost is determined on a first-in, first-out basis for components and spare parts and by specific identification for finished goods (medical devices). The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow moving, first based on a detailed comparison between quantity in inventory and historical consumption and then based on case-by-case analysis of the difference between the cost of inventory and the related estimated market value.

1-9 Property and equipment

Property and equipment is stated at historical cost. Depreciation and amortization of property and equipment are calculated using the straight-line method over the estimated useful life of the related assets, as follows:

Leasehold improvements	10 years or lease term if shorter
Equipment	3-10 years
Furniture, fixtures, fittings and other	2-10 years

Equipment includes industrial equipment and research equipment that has alternative future uses. Equipment also includes devices that are manufactured by the Company and leased to customers through operating leases related to Revenue-Per-Procedure transactions and devices subject to sale and leaseback transactions. This equipment is depreciated over a period of seven years.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-10 Long-lived assets

The Company reviews the carrying value of its long-lived assets, including fixed assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the assets (or the Group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the assets, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

1-11 Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized but instead tested annually for impairment or more frequently when events or change in circumstances indicate that the assets might be impaired by comparing the carrying value to the fair value of the reporting units to which it is assigned. Under ASC 350, “Goodwill and other intangible assets”, the impairment test is performed in two steps. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting units goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. For the purpose of any impairment test, the Company relies upon projections of future undiscounted cash flows and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products.

Changes in market conditions could have a major impact on the valuation of these assets and could result in additional impairment losses.

Intangible assets consist primarily of purchased patents relating to lithotripters, purchased licenses, a purchased trade name and a purchased trademark. The basis for valuation of these assets is their historical acquisition cost. Amortization of intangible assets is calculated by the straight-line method over the shorter of the contractual or estimated useful life of the assets, as follows:

Patents	5 years
Licenses	5 years
Trade name and trademark	7 years

1-12  Treasury Stocks

Treasury stock purchases are accounted for at cost. The sale of treasury stocks is accounted for using the first in first out method. Gains on the sale or retirement of treasury stocks are accounted for as additional paid-in capital whereas losses on the sale or retirement of treasury stock are recorded as additional paid-in capital to the extent that previous net gains from sale or retirement of treasury stocks are included therein; otherwise the losses shall be recorded to accumulated benefit (deficit) account. Gains or losses from the sale or retirement of treasury stock do not affect reported results of operations.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-13 Warranty expenses

The Company generally provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income.

1-14 Income taxes

The Company accounts for income taxes in accordance with ASC 740, ‘‘Accounting for Income Taxes’’ Under ASC 740, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. In accordance with ASC740, no provision has been made for income or withholding taxes on undistributed earnings of foreign subsidiaries, such undistributed earnings being permanently reinvested.

As of January 1, 2007, the Company adopted FIN48 (now ASC 740) "Accounting for uncertainty in income tax". Under ASC740, the measurement of a tax position that meets the more-likely-that-not recognition threshold must take into consideration the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances and information available at the reporting date.

1-15 Research and development costs

Research and development costs are recorded as an expense in the period in which they are incurred. The French government provides tax credits to companies for innovative research and development. This tax credit is calculated based on a percentage of eligible research and development costs and it can be refundable in cash.

1-16 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred.

1-17 Foreign currency translation and transactions

Translation of the financial statements of consolidated companies

The reporting currency of EDAP TMS S.A. for all years presented is the euro (€).  The functional currency of each subsidiary is its local currency. In accordance with ASC 830, all accounts in the financial statements are translated into euro from the functional currency at exchange rate as follows:

•	assets and liabilities are translated at year-end exchange rates;

•	shareholders’ equity is translated at historical exchange rates (as of the date of contribution);

•	statement of income items are translated at average exchange rates for the year; and

•	translation gains and losses are recorded in a separate component of shareholders’ equity.

Foreign currencies transactions

Transactions involving foreign currencies are translated into the functional currency using the exchange rate prevailing at the time of the transactions. Receivables and payables denominated in foreign currencies are translated at year-end exchange rates. The resulting unrealized exchange gains and losses are carried to the statement of income.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-18 Earnings per share

Basic earnings per share are computed by dividing income available to common shareholders by the number of shares of common stock outstanding for the period. Diluted earnings per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The dilutive effects of the Company’s common stock options and warrants is determined using the treasury stock method to measure the number of shares that are assumed to have been repurchased using the average market price during the period, which is converted from U.S. dollars at the average exchange rate for the period.

1-19 Derivative instruments

ASC 815 requires the Company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must classify the hedging instrument, based upon the exposure being hedged, as fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Gains and losses from derivative instruments are recorded in the income statement.

1-20 Employee stock option plans

At June 30, 2013, the Company had four stock-based employee compensation plans. The Company adopted ASC 718, “Share-Based Payment”, effective January 1, 2006. ASC 718 requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors. Conforming this stock option plan, the Board of Directors granted 500,000 options to subscribe Shares to certain employees of EDAP TMS on January 18, 2013.

The fair value of each stock option granted over the first six months of 2013 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	06-30-2013	12-31-2012(1)
Weighted-average expected life (years)	6.25	—
Expected volatility rates	71%	—
Expected dividend yield	—	—
Risk-free interest rate	1.35%	—
Weighted-average exercise price (€)	1.91	—
Weighted-average fair value of options granted during the year (€)	1.32	—

(1) The Company did not make any grants during the year ended December 31, 2012.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-21 Debentures and Warrants

Debentures

On October 29, 2007, the Company issued $20 million in aggregate principal amount of non-secured, convertible debentures due October 29, 2012 (the ‘2007 Convertible Debentures’) with detachable warrants (the ‘2007 Warrants’). See Note 14 of the 2012 Annual Report on Form 20-F for further discussion. At the inception date, the Company elected to measure the instrument and the embedded derivatives in their entirety at fair value, with changes in fair value reported in the income statement under financial income, in accordance with ASC 815. Thus, the convertible debentures together with their embedded derivatives were recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a binomial valuation model to measure the fair value of the Investor Warrants as defined below and a binomial valuation model with a Company specific credit spread to measure the fair value of the convertible debentures.

On January 19, 2012, the Company entered into a privately negotiated Exchange Agreement with all holders of the then outstanding 2007 Convertible Debentures and 2007 Warrants.  Pursuant to the terms of the Exchange Agreement, certain holders agreed to exchange their outstanding securities for newly issued ordinary shares and an amount in cash (the ‘Option A Holders’), while all other holders (the ‘Option B Holders’) agreed to exchange their outstanding securities for new, non-convertible debentures due June 30, 2014 (the ‘2012 Non-convertible Debentures’) and new warrants (the ‘2012 Exchange Offer Warrants’). The Company closed the Exchange on January 25, 2012. The 2012 Non-convertible Debentures were recorded as a liability at their fair value at inception and subsequently valued on an amortized cost basis with changes recorded as a financial expense. The 2012 Exchange Offer Warrants were recorded as equity instruments and the Company used a Black-Scholes pricing model to determine their value at inception. See Note 6, 7 and 8 for further discussion.

Warrants:

The 2007 Warrants were issued to both the investors in the 2007 Convertible Debentures and to the bank that assisted the Company as the Placement Agent. See Note 14 of the 2012 Annual Report on Form 20-F for further discussion. The warrants issued to the investors in the convertible debentures (“The 2007 Investor Warrants”) and the Placement Agent (“The 2007 Placement Agent Warrants”) were evaluated at issuance under FASB ASC 480-10-25, and ASC 815-40-15 and ASC 815-40-25 (formerly EITF 07-5 and 00-19, respectively) as freestanding instruments, as they were both legally detachable and separately exercisable from any other instruments. Based on this analysis, the 2007 Warrants were classified as a derivative liability because the Company may have been required to pay a net-cash settlement upon the occurrence of certain events outside the control of the company. Specifically, Section 3(e) (Certain Adjustments-Fundamental Transaction) of the 2007 Warrants provided that under certain circumstances outside the control of the Company, the Company might be required, at the Holder’s election, to pay an amount of cash equal to the value of the warrant  as determined in accordance with the Black-Scholes option pricing model. As a result, the 2007 Warrants did not qualify for the a scope exception from derivative accounting under ASC 815-10-15-74(a) as it was not always within the Company’s control to settle the contract in its own shares and therefore did not meet the guidance of ASC 815-40-25.

The valuation model of the 2007 Investor Warrants used a binomial valuation model at inception to capture the complexity of the instruments. For subsequent years, the Company used a Black-Scholes valuation model with changes in fair value recorded as a financial expense or income. At December 31, 2012, all the 2007 Placement Agent Warrants had been exchanged against ADRs.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The 2012 Exchange Offer Warrants were issued to Option B Holders as part of the January 19, 2012 Exchange Agreement, closed on January 25, 2012. The Warrants (also legally detachable and separately exercisable) do not provide for any net cash settlement in any circumstances. Specifically, the ‘Black- Scholes’ cash settlement provision has been eliminated in Section 3(e) of the 2012 Exchange Offer Warrants. Considering this and all the other relevant features of the 2012 Exchange Offer Warrants, the Company determined that the Warrants, which require settlement in shares, should be recognized as equity instruments. More specifically, the shares underlying the 2012 Exchange Offer Warrants were a fixed number of shares that were not redeemable outside of the Company’s control, and therefore the guidance of ASC 480-10-25 did not apply. Further, the 2012 Exchange Offer Warrants qualified for a scope exception from derivative accounting under ASC 815-10-15-74(a) as the New Warrants are both indexed to the Company’s own stock and can be classified in stockholders’ equity in the statement of financial position. See Note 7.6 for further discussion.

The Company used the Black-Scholes pricing model to value the 2012 Exchange Offer Warrants at inception, with changes in fair value recorded as a financial expense or income.

On March 28, 2012, pursuant to a securities purchase agreement dated March 22, 2012, as amended, the Company issued new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “March 2012 Placement”) with warrants attached (the “March 2012 Investor Warrants”).  The Company also issued warrants to the placement agent, Rodman & Renshaw LLC (the “March 2012 Placement Agent Warrants” and together with the March 2012 Investor Warrants, the “March 2012 Warrants”).  As the March 2012 Warrants, also legally detachable and separately exercisable, comprised the same structure and provisions than the Exchange Offer Warrants, the Company made the initial assessment that the March 2012 Warrants qualified for equity classification and based its unaudited, interim press release information furnished as of March 31, 2012 and June 30, 2012 on that assessment. Pursuant to further analysis and guidance of ASC 815-40-15-7(i), the Company determined that the March 2012 Warrants could not be considered as being indexed to the Company’s own stock, on the basis that the exercise price of the March 2012 Warrants is determined in U.S. dollars while the functional currency of the Company is the Euro. Therefore, the Company finally determined that the March 2012 Warrants should be accounted for as a liability and reflected this analysis and related changes in the report on the Company’s financial position as of June 30, 2012, being the Company’s first financial statements filed for the year 2012.

The Company used the Black-Scholes pricing model to value the March 2012 Warrants at inception, with changes in fair value recorded as a financial expense or income.

On May 28, 2013, pursuant to a securities purchase agreement dated May 20, 2013, as amended, the Company issued new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “May 2013 Placement”) with warrants attached (the “May 2013 Investor Warrants”).  The Company also issued warrants to the placement agent, H.C. Wainwright & Co., LLC (the “May 2013 Placement Agent Warrants” and together with the May 2013 Investor Warrants, the “May 2013 Warrants”).  As the May 2013 Warrants comprised the same structure and provisions than the March 2012 Warrants, including an exercise price determined in U.S. dollars while the functional currency of the Company is the Euro, the Company determined that the May 2013 Warrants should be accounted for as a liability.

The Company used the Black-Scholes pricing model to value the May 2013 Warrants at inception, with changes in fair value recorded as a financial expense or income.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-22 Leases and Sales and leaseback transactions

In accordance with ASC 840, Accounting for Leases, the Company classifies all leases at the inception date as either a capital lease or an operating lease. A lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:
-	Ownership is transferred to the lessee by the end of the lease term;
-	The lease contains a bargain purchase option;
-	The lease term is at least 75% of the property's estimated remaining economic life;
-	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

The Company enters into sale and leaseback transactions from time to time. In accordance with ASC 840, any profit or loss on the sale is deferred and amortized prospectively over the term of the lease, in proportion to the leased asset if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

2—CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents are comprised of the following:

	06-30-2013	12-31-2012
Total cash and cash equivalents	5,342	7,041
Short term investments	2,030	1,036
Total cash and short term investments	7,373	8,077

Short term investments are comprised of money market funds. The aggregate fair value of the short term investments is consistent with their book value.

3—INVENTORIES

Inventories consist of the following:

	06-30-2013	12-31-2012
Components, spare parts	3,984	4,032
Work-in-progress	1,074	566
Finished goods	963	600
Total gross inventories	6,021	5,198
Less: provision for slow-moving inventory	(962)	(934)
Total	5,060	4,263

4—SHORT-TERM BORROWINGS

As of June 30, 2013, short-term borrowings consist mainly of €550 thousand of account receivables factored and for which the Company is supporting the risk of non-collection and loans in euros amounting to €1,000 thousand with the following conditions:

‘000 Euros	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	October 19, 2013	Euribor + 0,5%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

5—CAPITAL LEASE OBLIGATIONS

The Company leases certain of its equipment under capital leases. At June 30, 2013, this equipment consists mainly of medical devices for an amount of €565 thousand and vehicles for an amount of €206 thousand.

6— LONG TERM DEBT, DEBENTURES AND FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

6-1 Long-term debt:

	06-30-2013	12-31-2012
Japanese yen term loan	393	497
Italy term loan	62	114
Malaysia term loan	9	11
Total long term debt	464	622
Less current portion	(152)	(207)
Total long-term portion	312	415

As of December 31, 2012 and June 30, 2013, long-term debt in Japan consists of 3 loans in Yen with the following conditions:

	Amount	Maturation	Interest rate
EDAP Technomed Co. Ltd	10,000,000	March 31, 2015	0.10%
	55,000,000	June 30, 2018	1.80%
	10,000,000	June 30, 2018	0.10%

As of December 31, 2012 and June 30, 2013, long-term debt in Italy consists of a loan in euro amounting to €404 thousand with an interest rate at Euribor + 1.9% due to mature on February 28, 2014.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

6-2 Debentures:

	06-30-2013	12-31-2012
Non Convertible Debentures	-	4,416
Less current portion	-	-
Total long-term portion	-	4,416

As of December 31, 2012, Debentures consist of the fair value of the $8.0 million of principal amount of the 9% Non Convertible Debentures resulting from the January 2012 Exchange Agreement.

On June 14, 2013, the Company used $8.0 million of the net proceeds from the May 2013 Placement to fully reimburse the Non Convertible Debentures.

6-3 Financial instruments carried at fair value:

	06-30-2013	12-31-2012
Investor Warrants	3,119	1,571
Placement Agent Warrants	294	183

Total	3,413	1,754
Less current portion	-	-
Total long-term portion	3,413	1,754

On March 28, 2012, pursuant to a securities purchase agreement dated March 22, 2012, as amended, the Company issued 2,812,500 ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “March 2012 Placement”), at a price of $2.00 per share, with warrants attached (the “March 2012 Investor Warrants”).  The March 2012 Investor Warrants allow investors to purchase up to 1,406,250 shares in the form of ADSs at an exercise price of $2.75. The March 2012 Investor Warrants are exercisable immediately and expire on March 28, 2017. We also issued warrants to purchase up to 168,750 shares in the form of ADSs to the placement agent, Rodman & Renshaw LLC, with an exercise price of $2.50 (the “March 2012 Placement Agent Warrants” and together with the Investor Warrants, the “March 2012 Warrants”).  The March 2012 Placement Agent Warrants are exercisable from September 24, 2012 and expire on October 21, 2016.  Total gross proceeds for the placement amounted to $5.625 million. The form of the securities purchase agreement and the form of Investor Warrant were furnished to the SEC on our report on Form 6-K dated March 28, 2012.

The Company determined that the March 2012 Warrants to purchase up to 1,575,000 new ordinary shares of the Company (1,406,250 shares underlying the March 2012 Investor Warrants and 168,750 shares underlying the March 2012 Placement Agent Warrants) should be accounted for as a liability.

On February 26, 2013, 8,750 out of the 1,406,250 March 2012 Investors Warrants were exercised.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On May 28, 2013, pursuant to a securities purchase agreement dated May 20, 2013, as amended, the Company issued 3,000,000 ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “May 2013 Placement”), at a price of $4.00 per share, with warrants attached (the “May 2013 Investor Warrants”). The May 2013 Investor Warrants allow investors to purchase up to 1,500,000 shares in the form of ADSs at an exercise price of $4.25. The May 2013 Investor Warrants are exercisable from November 29, 2013 and expire on November 29, 2018. We also issued warrants to purchase up to 180,000 shares in the form of ADSs to the placement agent, H.C. Wainwright & Co., LLC, with an exercise price of $5.00 (the “May 2013 Placement Agent Warrants” and together with the Investor Warrants, the “May 2013 Warrants”).  The May 2013 Placement Agent Warrants are exercisable from November 29, 2013 and expire on May 28, 2016.  Total gross proceeds for the placement amounted to $12.0 million. The form of the securities purchase agreement and the form of Investor Warrant were furnished to the SEC on our report on Form 6-K dated May 28, 2013.

The Company determined that the May 2013 Warrants to purchase up to 1,680,000 new ordinary shares of the Company (1,500,000 shares underlying the May 2013 Investor Warrants and 180,000 shares underlying the May 2013 Placement Agent Warrants) should be accounted for as a liability.

Fair Value of  the March 2012 Investor Warrants:

The valuation model of the Investor Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $1.95
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 1.05%
-	Share price volatility: 120%

As of December 31, 2012, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.04
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 0.59%
-	Share price volatility: 113%

As of June 30, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.72
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 0.94%
-	Share price volatility: 72%

On that basis, the unit fair value of the Investor Warrants was $1.55 per warrant at inception date, $1.47 per warrant as of December 31, 2012, and $1.41 per warrant as of June 30, 2013. The total fair value for the issued Investor warrants was $2.173 million at inception date, $2.073 million as of December 31, 2012 and $1,977 million as of June 30, 2013.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Fair Value of  the March 2012 Placement Agent Warrants:

The valuation model of the Placement Agent Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $1.95
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.92%
-	Share price volatility: 120%

As of December 31, 2012, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.04
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.50%
-	Share price volatility: 113%

As of June 30, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.72
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.75%
-	Share price volatility: 72%

On that basis, the unit fair value of the Placement Agent Warrants was $1.52 per warrant at inception date, $1.43 per warrant as of December 31, 2012, and $1.39 per warrant as of June 30, 2013. The total fair value for the issued Placement Agent warrants was $0.256 million at inception date, $0.242 million as of December 31, 2012, and $0.235 million as of June 30, 2013.

Fair Value of  the May 2013 Investor Warrants:

The valuation model of the Investor Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $3.96
-	Strike price of warrants: $4.25
-	Risk free interest rate at 5.5 years: 1.07%
-	Share price volatility: 71%

As of June 30, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.72
-	Strike price of warrants: $4.25
-	Risk free interest rate at 5.5 years: 1.52%
-	Share price volatility: 71%

On that basis, the unit fair value of the Investor Warrants was $2.35 per warrant at inception date, and $1.40 per warrant as of June 30, 2013. The total fair value for the issued Investor warrants was $3.525 million at inception date, $2.102 million as of June 30, 2013.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Fair Value of  the May 2013 Placement Agent Warrants:

The valuation model of the Placement Agent Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $3.96
-	Strike price of warrants: $5.00
-	Risk free interest rate at 3 years: 0.36%
-	Share price volatility: 72%

As of June 30, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.72
-	Strike price of warrants: $5.00
-	Risk free interest rate at 3 years: 0.64%
-	Share price volatility: 72%

On that basis, the unit fair value of the Placement Agent Warrants was $1.62 per warrant at inception date and $0.83 per warrant as of June 30, 2013. The total fair value for the issued Placement Agent warrants was $0.292 million at inception date, $0.150 million as of June 30, 2013.

 Long-term debt, Debentures and Financial instruments carried at fair value at June 30, 2013 mature as follows:

2013	92
2014	99
2015	80
2016	367
2017	1,583
2018	1,656
Total	3,877

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

7—SHAREHOLDERS’ EQUITY

7-1 Common stock
As of June 30, 2013, EDAP TMS S.A.’s common stock consisted of 22,171,198 issued shares, fully paid, and with a par value of €0.13 each. 21,789,670 of the shares were outstanding.

7-2 Pre-emptive subscription rights
Shareholders have preemptive rights to subscribe on a pro rata basis for additional shares issued by the Company for cash. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

7-3 Dividend rights
Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception.

7-4 Treasury stock

As of June 30, 2013, the 381,528 shares of treasury stock consisted of (i) 331,988 shares acquired between August and December 1998 for €956 thousand and (ii) 49,540 shares acquired in June and July 2001 for €150 thousand. All 381,528 shares of treasury stock have been acquired to cover outstanding stock options (see Note 7-5).

7-5 Stock-option plans

As of June 30, 2013, the 381,528 ordinary shares held as treasury stock were dedicated to serve stock purchase option plans as follows:

-	124,000 shares which may be purchased at a price of €2.60 per share pursuant to the exercise of options that were granted in 2004, and

-	174,100 shares which may be purchased at a price of €2.38 per share pursuant to the exercise of options that were granted on June 25, 2010.

As of June 30 2013, the Company sponsored four stock purchase and subscription option plans:

On January 29, 2004, the shareholders of the Company authorized the Board of Directors to grant up to 240,000 options to purchase pre-existing Shares at a fixed price to be set by the Board of Directors. All of the Shares that may be purchased through the exercise of stock options are currently held as treasury stock. Under this plan, 124,000 options were still in force on June 30, 2013.

On May 22, 2007, the shareholders of the Company authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares. Conforming to this stock option plan, the Board of Directors granted 504,088 options to subscribe to new Shares to certain employees of EDAP TMS on October 29, 2007, and 95,912 options to subscribe to new Shares to certain employees of EDAP TMS on June 25, 2010. Under this plan, a total of 512,500 options to subscribe to new shares were still in force on June 30, 2013.

On June 24, 2010, the shareholders of the Company authorized the Board of Directors to grant up to 229,100 options to purchase up to 229,100 Shares. Conforming to this stock option plan, the Board of Directors granted 229,100 options to purchase Shares to certain employees of EDAP TMS on June 25, 2010. Under this plan, 174,100 options were still in force on June 30, 2013.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 500,000 options to subscribe Shares to certain employees of EDAP TMS on January 18, 2013. Under this plan, 500,000 options were still in force on June 30, 2013.

As of June 30, 2013, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	June 30, 2013		December 31, 2012		December 31, 2011
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	810,850	3.18	830,025	3.23	906,775	3.19
Granted	500,000	1.91	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited			(15,750)	3.17	(51,750)	3.03
Expired			(3,425)	2.02	(25,000)	2.08
Outstanding at the end of the period	1,310,850	1.97	810,850	3.18	830,025	3.23
Exercisable at the end of the period	743,347	3. 27	675,844	3.38	621,516	3.50
Shares purchase options available for grant on at end of period	83,428		83,428		72,003

The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at June 30, 2013:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)

3.99	416,838	4.3	3.99	416,838	3.99
2.60	124,000	0.7	2.60	124,000	2.60
2.38	174,100	6.0	2.38	130,575	2.38
1.91	500,000	9,5	1.91	-	-
1.88	95,912	6.0	1.88	71,934	1.88
1.88 to 3.99	1,310,850	6.6	1.97	743,347	3.27

The Company applies FAS 123R on Share Based Payments and its related interpretations in accounting for its employee stock options.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

7-6 Warrants

On January 25, 2012, pursuant to the Exchange Agreement, we issued warrants (the “2012 Exchange Offer Warrants”)  to purchase 408,691 newly issued ordinary shares, to certain holders of the Debentures, at an exercise price equal to the par value per share. The 2012 Exchange Offer Warrants were exercisable immediately, with an expiration date of January 24, 2022. The fair value of the Exchange Agreement Warrants at inception amounted to 805 K€.

At inception, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.59
-	Strike price of warrants: €0.13
-	Risk free interest rate at 10 years: 2.08%
-	Share price volatility: 120%

On that basis, the unit fair value of the 2012 Exchange Offer Warrants was $2.56 per warrant at inception date. The total fair value for the 408,691 issued 2012 Exchange Offer Warrants was $1.047 million at inception date.

On January 16, 2013, all 408,691 warrants were exercised.

8—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	6 months 2013	6 months 2012
Interest income	37	77
Interest expense	(1,923)	(1,325)
Depreciation of prepaid expenses on debt grant	-	(31)
Changes in fair value of the 2007 Convertible Debentures	-	(2,345)
Changes in fair value of the warrants	1,274	(316)
Total	(612)	(3,941)

In 2013, interest expense on the 2012 Non-convertible Debenture amounted to €1,889 thousand, of which €252 thousand expense for the payment of the 9% interest coupon.

In 2012, interest expense on the 2012 Non-convertible Debenture amounted to €1,228 thousand, of which €326 thousand expense for the payment of the 9% interest coupon.

The 2007 Convertible Debenture was recorded at fair value. At the date of the Exchange Offer, the 2007 Convertible Debt was re-measured, which resulted in a loss of €2,250 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

9—SEGMENT INFORMATION

In July of fiscal year 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the holding company, EDAP TMS S.A. (‘EDAP TMS Corporate’),, the High Intensity Focused Ultrasound (‘HIFU’) Division and the Urological Devices and Services (‘UDS’) Division.

In January 2007, the Company announced that a fourth segment was created, named FDA PMA, to report the on the clinical activity pursuing the FDA approval for the Ablatherm.

Segment operating profit or loss are determined in accordance with the same policies as those described in the summary of significant accounting policies except that interest income and expense, current and deferred income taxes, are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	6 months 2013	6 months 2012
Segment operating loss	(2,649)	(1,943)
Interest income, net	(612)	(3,941)
Foreign Currency exchange (losses) gains, net	(757)	(11)
Other income, net net	1	40
Income tax (expense) credit net	(61)	(25)
Consolidated net loss net	(4,078)	(5,880)

A summary of the Company’s operations by business unit is presented below for periods ending  June 30, 2013 and 2012:

	HIFU Division	UDS Division	EDAP TMS Corporate	FDA PMA	Total consolidated
6 months 2013
Sales of Goods (incl. consumables)	650	5,294	—	—	5,944
Sales of RPPs & Leases,	1,203	766	—	—	1,970
Sales of Spare Parts & Services	495	2,017			2,512
Total Net Sales	2,349	8,077	—	—	10,426
Other Revenues	3	-			3
Total Revenues	2,352	8,077			10, 429
Gross Profit	1,203	2,623	—	—	3,825
Research & Development	(572)	(363)	—	(645)	(1,578)
SG&A + Depreciation	(1,145)	(2,914)	(761)	(74)	(4,896)
Operating income (loss)	(514)	(654)	(761)	(719)	(2,649)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS Corporate	FDA PMA	Total consolidated
6 months 2012
Sales of Goods (incl. consumables)	466	5,746	—	—	6,212
Sales of RPPs & Leases,	1,505	696	—	—	2,201
Sales of Spare Parts & Services	454	2,096			2,550
Total Net Sales	2,426	8,538	—	—	10,963
Other Revenues	(3)	3			-
Total Revenues	2,422	8,541			10,963
Gross Profit	1,103	3,193	—	--	4,296
Research & Development	(717)	(451)	—	(395)	(1,563)
SG&A + Depreciation	(1,349)	(2,697)	(589)	(42)	(4,676)
Operating income (loss)	(964)	46	(589)	(437)	(1,943)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2013
EDAP TMS S.A.

/S/  ERIC SOYER
ERIC SOYER
CHIEF FINANCIAL OFFICER